UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 4, 2016, and entitled “Orbotech Reports First Quarter 2016 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Income.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA.

6.	Registrant’s Reconciliation of GAAP Net Income to Credit Facility EBIDTA.

7.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS FIRST QUARTER 2016 RESULTS

2016 first quarter highlights

•	Revenues of $190 million
•	Gross margin of 45.0%
•	Non-GAAP EPS of $0.53 (diluted); GAAP EPS of $0.36 (diluted)
•	Term loan repayment of $26 million

2016 second quarter guidance

•	Revenue range: $190 million to $198 million
•	Gross margin range: 45.0% to 45.5%

YAVNE, ISRAEL, MAY 4, 2016 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the quarter ended March 31, 2016.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are very pleased with our financial results for the first quarter, which mark a strong start to the year. Industry conditions have developed generally as we anticipated at the beginning of the year. In particular, the acceleration in technological changes is a clear positive driver for the Company, and our broad portfolio of high quality solutions enable our customers’ production facilities to answer the challenges posed by this trend.”

Revenues for the first quarter of 2016 totaled $190.4 million, up from $184.8 million in the first quarter, and $188.2 million in the fourth quarter, of 2015.

In the Company’s Production Solutions for Electronics Industry segment:

-	Revenues from the Company’s semiconductor device (“SD”) business were $72.5 million (including $62.4 million in equipment sales) in the first quarter of 2016. This compares to SD revenues of $61.4 million (including $46.6 million in equipment sales) in the first quarter of 2015.
-	Revenues from the Company’s printed circuit board (“PCB”) business were $68.0 million (including $39.9 million in equipment sales) in the first quarter of 2016. This compares to PCB revenues of $58.0 million (including $31.3 million in equipment sales) in the first quarter of 2015.
-	Revenues from the Company’s flat panel display (“FPD”) business were $44.7 million (including $35.6 million in equipment sales) in the first quarter of 2016. This compares to FPD revenues of $57.4 million (including $47.3 million in equipment sales) in the first quarter of 2015.

Revenues in the Company’s other segments totaled $5.3 million in the first quarter of 2016, compared with $8.0 million in the first quarter of 2015.

Service revenues for the first quarter of 2016 were $49.5 million, compared with $53.4 million in the first quarter of 2015.

Gross profit and gross margin in the first quarter of 2016 were $85.6 million and 45.0%, respectively, compared with $83.1 million and 45.0%, respectively, in the first quarter of 2015.

GAAP net income for the first quarter of 2016 was $15.7 million, or $0.36 per share (diluted), up from $11.8 million, or $0.28 per share (diluted), for the first quarter of 2015.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the first quarter of 2016 were $35.3 million and 18.5%, respectively, up from $33.8 million and 18.3%, respectively, in the first quarter of 2015.

Non-GAAP net income and non-GAAP net income margin for the first quarter of 2016 were $23.1 million and 12.2%, respectively, up from $20.8 million and 11.2%, for the first quarter of 2015.

Non-GAAP earnings per share (diluted) for the first quarter of 2016 were $0.53, up from $0.48 per share (diluted), for the first quarter of 2015.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of March 31, 2016, the Company had cash, cash equivalents (including restricted cash), short-term bank deposits and marketable securities of approximately $176.8 million, and debt of $214.0 million. In the first quarter of 2016, the Company generated cash of $15.7 million from operations and repaid $25.6 million of its term loan.

Second Quarter 2016 Guidance

The Company expects revenues for the second quarter of 2016 to be in the range of $190 million to $198 million, and gross margin to be in the range of 45.0% to 45.5%.

Conference Call

An earnings conference call for the Company’s first quarter 2016 results is scheduled for today, May 4, 2016 at 9:00 a.m. EDT. The dial-in number for the conference call is 1-312-470-7384 or (US toll-free) 888-469-1283 and a replay will be available on telephone number +1-203-369-1922 or (US toll-free) 866-509-3935 until May 19, 2016. The pass code is Q1. A live webcast of the conference call can also be heard by accessing the Company’s website here http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-EventDetails&EventId=5216447. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioArchives

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing, outcome and impact of the criminal matter expected in mid- to-late 2016 and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	March 31 2016	December 31 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$156,244	$162,102
Restricted cash	11,374	13,617
Marketable securities	404	409
Short-term bank deposits	3,043	9,550
Accounts receivable:
Trade	288,517	284,192
Other	58,572	55,906
Inventories	135,380	133,250

Total current assets	653,534	659,026

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,716	5,637
Funds in respect of employee rights upon retirement	8,471	8,130
Deferred income taxes	20,636	20,147
Equity method investee and other receivables	10,896	10,144

	45,719	44,058

PROPERTY, PLANT AND EQUIPMENT, net	58,490	58,982

OTHER INTANGIBLE ASSETS, net	103,340	109,635

GOODWILL	170,177	170,177

Total assets	$1,031,260	$1,041,878

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$13,981	$13,937
Accounts payable and accruals:
Trade	66,675	65,037
Other	90,458	94,930
Deferred income	30,132	29,282

Total current liabilities	201,246	203,186
LONG-TERM LIABILITIES:
Long-term loan, net	193,819	218,372
Liability for employee rights upon retirement	22,183	21,535
Deferred income taxes	16,259	16,984
Other tax liabilities	10,582	14,045

Total long-term liabilities	242,843	270,936

Total liabilities	444,089	474,122

EQUITY:
Share capital	2,217	2,209
Additional paid-in capital	310,359	306,612
Retained earnings	376,475	360,721
Accumulated other comprehensive loss	(1,539)	(1,506)

	687,512	668,036
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	587,973	568,497
Non-controlling interest	(802)	(741)

Total equity	587,171	567,756

Total liabilities and equity	$1,031,260	$1,041,878

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

(Unaudited)

	3 months ended March 31		12 months ended December 31
	2016	2015	2015
Revenues	$190,427	$184,784	$752,517
Cost of revenues	104,824	101,707	412,719

Gross profit	85,603	83,077	339,798

Operating expenses:
Research and development, net	26,569	25,779	103,854
Selling, general and administrative	30,023	28,973	117,493
Equity in earnings of Frontline	(636)	(871)	(5,849)
Amortization of intangible assets	6,295	8,918	30,224
Gain from the sale of the Thermal activity			(628)

Total operating expenses	62,251	62,799	245,094

Operating income	23,352	20,278	94,704
Financial expenses - net	4,664	6,471	23,585

Income before taxes on income	18,688	13,807	71,119
Taxes on income	2,845	1,752	13,788
Share in losses of equity method investee	150	100	615

Net income	15,693	11,955	56,716
Net gain (loss) attributable to the non-controlling interests	(61)	153	(55)

Net income attributable to Orbotech Ltd.	$15,754	$11,801	$56,771

Basic earnings per share	$0.36	$0.28	$1.34

Diluted earnings per share	$0.36	$0.28	$1.31

Weighted average number of shares (in thousands)used in computation of:
Basic earnings per share	43,186	41,961	42,412
Diluted earnings per share	44,062	42,860	43,322

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	3 months ended March 31		12 months ended December 31
	2016	2015	2015
Reported operating income on GAAP basis	$23,352	$20,278	$94,704
Equity based compensation expenses	1,680	889	3,816
Amortization of intangible assets	6,295	8,918	30,224
Gain from the sale of the Thermal activity			(628)

Non-GAAP operating income	$31,327	$30,085	$128,116

Reported net income attributable to Orbotech Ltd. on GAAP basis	$15,754	$11,801	$56,771
Equity- based compensation expenses	1,680	889	3,816
Amortization of intangible assets	6,295	8,918	30,224
Gain from the sale of the Thermal activity, net of tax effect			(628)
Tax adjustments re non-GAAP adjustments	(729)	(949)	(46)
Share in losses of associated company	150	100	615

Non-GAAP net income	$23,150	$20,759	$90,752

Non-GAAP earnings per diluted share	$0.53	$0.48	$2.09

Shares used in earnings per diluted share calculation-in thousands	44,062	42,860	43,322

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	3 months ended March 31		12 months ended December 31
	2016	2015	2015
Net income attributable to Orbotech Ltd. on GAAP basis	$15,754	$11,801	$56,771
Minority interest and equity losses	89	253	560
Tax expenses	2,845	1,752	13,788
Financial expenses	4,664	6,471	23,585
Depreciation and amortization	10,251	12,660	45,282
Gain from the sale of the Thermal activity, net of tax effect			(628)
Equity- based compensation expenses	1,680	889	3,816

ADJUSTED EBITDA	$35,283	$33,826	$143,174

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO CREDIT FACILITY EBITDA

U.S. dollars in thousands

(Unaudited)

12 months ended March 31
2016
Net income attributable to Orbotech Ltd. on GAAP basis	$60,724
Minority interest and equity losses	396
Tax expenses	14,881
Financial expenses	21,778
Depreciation and amortization	42,873
Equity- based compensation expenses	4,607
Gain from the sale of the Thermal activity	(628)
Litigation expenses	497

CREDIT FACILITY EBITDA	$145,128

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	3 months ended March 31		12 months ended December
	2016	2015	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,693	$11,955	$56,716
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,251	12,660	45,282
Compensation relating to equity awards granted to employees and others - net	1,680	889	3,816
Decrease (increase) in liability for employee rights upon retirement, net	247	176	(113)
Long- term loans discount amortization	300	120	897
Deferred financing costs amortization	798	312	2,010
Deferred income taxes	(1,214)	2,334	(2,024)
Amortization of premium and accretion of discount on marketable Securities, net	66	50	145
Equity in earnings of Frontline, net of dividend received	189	636	(540)
Other	150	499	1,014
Gain from the sale of the Thermal activity			(628)
Decrease (increase) in accounts receivable:
Trade	(4,325)	(1,668)	(37,067)
Other	(2,717)	3,093	(5,507)
Increase (decrease) in accounts payable and accruals:
Trade	1,638	2,311	353
Deferred income	850	(846)	(7,770)
Other	(5,744)	(9,908)	13,915
Decrease (increase) in inventories	(2,130)	(972)	18,765

Net cash provided by operating activities	15,732	21,641	89,264

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(5,757)	(3,182)	(19,348)
Consideration received for the sale of the Thermal activity			10,000
Withdraw of (investment in) bank deposits	6,507	2,976	450
Purchase of marketable securities	(1,268)		(1,099)
Redemption of marketable securities	1,157		821
Investment in equity method investee	(1,000)	(1,500)	(1,500)
Decrease (increase) in restricted cash	2,243	(3,244)	(3,617)
Increase in funds in respect of employee rights upon retirement	60		510

Net cash provided by (used in) investing activities	1,942	(4,950)	(13,783)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan	(25,607)	(750)	(59,615)
Employee stock options exercised	2,075	2,152	9,869

Net cash provided by (used in) financing activities	(23,532)	1,402	(49,746)

Net increase (decrease) in cash and cash equivalents	(5,858)	18,093	25,735
Cash and cash equivalents at beginning of period	162,102	136,367	136,367

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$156,244	$154,460	$162,102

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; and/or (v) share in losses of associated company. The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, interest expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA and Credit Facility EBITDA are each also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. The presentation of adjusted EBITDA is not based on the definition in the Credit Agreement governing the term loan incurred in connection with the SPTS acquisition. Credit Facility EBITDA reflects additional adjustments to adjusted EBITDA permitted by the Credit Agreement as described in the Reconciliation and reflects the calculation for the twelve months ended March 31, 2016. Although the Company believes its presentation of each of adjusted EBITDA and Credit Facility EBITDA is useful, its adjusted EBITDA measure and Credit Facility EBITDA may not be comparable to similarly titled measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2015 and its other SEC filings.

Company Contact: Anat Earon-Heilborn Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 anat.earon-heilborn@orbotech.com	Tally Kaplan Porat Head of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: May 5, 2016